                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                    FORM 11-K

                                ----------------


================================================================================


[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                       TO

COMMISSION FILE NUMBER 1-15157

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                    PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

    B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045

================================================================================

                    Pactiv 401(k) Savings and Investment Plan

                 Financial Statements and Supplemental Schedule

                          Year ended December 31, 2004

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.............    1

Financial Statements

Statements of Assets Available for Benefits.........................    2
Statements of Changes in Assets Available for Benefits..............    3
Notes to Financial Statements.......................................    4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)......    7

             Report of Independent Registered Public Accounting Firm

To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of assets available for benefits of the Pactiv 401(k) Savings and Investment Plan as of December 31, 2004, and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
July 8th, 2005

                    Pactiv 401(k) Savings and Investment Plan

                   Statements of Assets Available for Benefits


                                                   DECEMBER 31,
                                              2004             2003
                                         ------------     ------------
ASSETS
Investments, at fair value:
   Common stock                          $ 65,213,153     $ 67,630,422
   Registered investment companies        121,416,269      100,014,376
   Money market funds                      26,610,862       29,352,865
   Participant loans                        2,963,712        3,330,359
                                         ------------     ------------
Total investments                         216,203,996      200,328,022
Receivables:

   Employer contribution                      249,785          300,000
   Net receivable for pending trades          169,880           32,976
                                         ------------     ------------
Total receivables                             419,665          332,976
                                         ------------     ------------
Assets available for benefits            $216,623,661     $200,660,998
                                         ============     ============


See notes to financial statements.

                    Pactiv 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available for Benefits



                                                            Year ended December 31,
                                                            2004             2003
                                                        ------------     ------------
ADDITIONS
Dividends and interest income                           $  2,523,867     $  1,541,739
Net appreciation in fair value of investments:
     Common stock                                          4,289,493        6,082,881
     Registered investment companies                      11,110,328       21,895,865
                                                        ------------     ------------
Total net appreciation in fair value of investments       15,399,821       27,978,746

Contributions:
   Participant                                            11,088,720       11,241,769
   Employer                                                7,471,642        9,075,314
   Rollover                                                1,341,934          820,175
                                                        ------------     ------------
Total                                                     19,902,296       21,137,258
                                                        ------------     ------------
Total additions                                           37,825,984       50,657,743
DEDUCTIONS
Benefit payments                                          21,816,355       11,241,572
Administrative expenses                                       46,966           38,702
                                                        ------------     ------------
Total deductions                                          21,863,321       11,280,274
                                                        ------------     ------------
Net increase                                              15,962,663       39,377,469
Assets available for benefits, beginning or year         200,660,998      161,283,529
                                                        ------------     ------------
Assets available for benefits, end of year              $216,623,661     $200,660,998
                                                        ============     ============



See notes to financial statements.

                    Pactiv 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2004 and 2003

1. DESCRIPTION OF PLAN

The following description of the Pactiv 401(k) Savings and Investment Plan (the
Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

Employees are eligible to enter the Plan the first day of the month following the completion of one full calendar month of service. Employees are eligible for the Company contributions after completing one year of service.

Participants may make contributions by payroll deduction of 1% up to 25% (16% prior to January 1, 2004) of compensation as defined in the Plan, with such contributions limited to $13,000 for 2004 and $12,000 for 2003 (or $16,000 in 2004 and $14,000 in 2003 for participants who are eligible to make catch-up contributions). Except as provided below, the Company makes matching contributions equal to 100% of participants' contributions based on years of participation in the Plan as follows:


                           January 1, 2003 through August 31, 2004

                                                  MAXIMUM MATCH AS A PERCENTAGE
                  YEARS OF PARTICIPATION            OF ELIGIBLE COMPENSATION
               ----------------------------       -----------------------------
                      Less than 2.5                             4 %
                    2.5 to less than 3                          5
                   3 to less than 4.25                          6
                       4.25 or more                             8



                               Effective September 1, 2004

                                                  MAXIMUM MATCH AS A PERCENTAGE
                  YEARS OF PARTICIPATION            OF ELIGIBLE COMPENSATION
               ----------------------------       -----------------------------
                      Less than 2.5                             4 %
                   2.5 to less than 3.75                        5
                     3 to less than 7                           6
                        7 or more                               8

For the 2004 Plan years, certain employees were eligible for matching contributions as follows: at least 7 years of participation no more than 5.33% of compensation, less than 7 years of participation no more that 4% of compensation.

Effective January 1, 2003, certain participants received Company matching contributions of 100% of the first 3%, and 50% of the next 2% of contributions made to the Plan. This applied to employees that are hired, rehired, or transferred into a salaried position on or after January 1, 2003, and employees who were not participants in the Plan on December 31, 2002 (or on January 31, 2003 if hired in November of 2002 or on February 28, 2003 if hired in December
2002).

Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. In 2004 and 2003, $7,474,642 and $9,075,314, respectively, of Company matching contributions were made in shares of Company stock.

Prior to January 29, 2002, Company matching contributions made in the form of Pactiv Corporation common stock could not be sold until participants reached age 55 or terminated employment and requested a total distribution. Effective January 29, 2002, participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.

INVESTMENT OPTIONS

Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested.

VESTING

Participants are always 100% vested in their entire account balances.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal may not exceed the participant's account balance reduced by the portion of the account balance attributable to participant pre-tax contributions. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover contributions account. A participant who has not attained age 55 may request an in-service withdrawal of his contributions made prior to April 1, 1984, and any Company matching contributions credited to his account prior to January 1, 1993.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous three months may obtain a loan from their account with a term not to exceed 4 1/2 years. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve's prime rate (posted in the Federal Reserve's release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's and the Company's contributions, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the balance in his account.

EXPENSES

Substantially all Plan administrative expenses are paid by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.

INVESTMENT VALUATION

Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

3. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4. INVESTMENTS

Investments that represented 5% or more of fair value of the Plan's net assets were as follows:


                                                  2004             2003
                                               -----------     -----------
Pactiv Corporation Common Stock                $63,559,005     $66,835,218
Fidelity Growth Company Fund                    44,938,330      42,829,173
Fidelity Retirement Money Market Portfolio      26,610,862      29,352,865
Spartan U.S. Equity Index Fund                  19,367,943      17,117,527
Fidelity Low Priced Stock Funds                 15,374,028              **
Fidelity Diversified International              10,336,539              **

** Below 5% threshold

5.       INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

6. PARTY-IN-INTEREST

The Plan invests in Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

                    Pactiv 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004


                                                                        NO. OF
                                                                       SHARES OR          CURRENT
   IDENTITY OF ISSUER             DESCRIPTION OF ASSET                   UNITS             VALUE
-----------------------------------------------------------------------------------------------------
 Fidelity Management
   Trust Company           PIMCO Total Return Fund                       903,894      $   9,644,556
                           Morgan Stanley Institutional Fund -
                              Small Company Growth Portfolio             350,876          4,217,527
Davis New York             Davis New York Venture Fund                   191,272          5,870,127
Pactiv Corporation         Pactiv Corporation Common Stock*            2,513,207         63,559,005
Tenneco Automotive         Tenneco Automotive Common Stock                31,955          1,654,148
Fidelity Management        Fidelity Growth Company Fund*                 801,468         44,938,330
 Trust Company             Fidelity Asset Manager Fund*                  484,680          7,856,660
                           Fidelity Low-Priced Stock Fund*               381,963         15,374,028
                           Fidelity Diversified International            360,913         10,336,539
                           Fidelity Freedom Income*                        1,591             17,925
                           Fidelity Freedom 2000*                          8,269             99,891
                           Fidelity Freedom 2010*                         39,881            543,176
                           Fidelity Freedom 2020*                         31,957            446,122
                           Fidelity Freedom 2030*                          3,251             45,774
                           Fidelity Freedom 2040*                         21,147            174,889
                           Fidelity Freedom 2005*                          9,300            100,438
                           Fidelity Freedom 2015*                         29,764            328,896
                           Fidelity Freedom 2025*                         15,085            170,161
                           Fidelity Freedom 2035*                        182,784            182,784
                           Spartan Extended Market Index Fund*            53,174          1,700,503
                           Fidelity Retirement Money Market
                           Portfolio*                                 26,610,862         26,610,862
                           Spartan U.S. Equity Index Fund*               451,889         19,367,943
                           Participant loans*                     Interest rates
                                                                    ranging from
                                                                       4% to 10%          2,963,712
                                                                                      -------------
                                                                                      $ 216,203,996
                                                                                      =============



*Indicates party-in-interest to the Plan.

                                   SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                      PACTIV 401(k) SAVINGS AND INVESTMENT PLAN

Date:  July 13th, 2005                /s/ HENRY M. WELLS,  III
                                      -----------------------------------------
                                                 Henry M. Wells, III
                                      Vice President and Chief Human Resources
                                      Officer and Member of Pactiv Corporation
                                                 Benefits Committee